SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

REEBOK INTERNATIONAL LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

2% Convertible Debentures due May 1, 2024

(Title of Class of Securities)

758110 AF 7

(CUSIP Number of Class of Securities)

David A. Pace

Senior Vice President and General Counsel

Reebok International Ltd.

1895 J.W. Foster Boulevard

Canton, Massachusetts 02021

Telephone: (781) 401-5000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Keith F. Higgins, Esq.

Julie H. Jones, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee*
Not Applicable	Not Applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached is a press release by Reebok International Ltd. (“Reebok”) regarding a potential exchange offer for its outstanding 2% Convertible Debentures due May 1, 2024 (the “Debentures”). Also included below is a transcript of comments relating to the potential exchange offer made by Ken Watchmaker, Executive Vice President and Chief Financial Officer of Reebok, on a conference call held on October 21, 2004. Neither the attached press release nor the comments constitute an offer to holders of the Debentures to exchange their Debentures for new debentures. At the time the exchange offer is commenced, Reebok will provide holders of the Debentures with written materials explaining the precise terms and timing of the exchange offer. Holders of the Debentures should read these written materials carefully when they become available because they contain important information about the exchange offer. Reebok will also file these written materials with the Securities and Exchange Commission as part of a prospectus relating to the exchange offer upon commencement of the exchange offer. Holders of the Debentures will be able to obtain these written materials and other documents filed by Reebok with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov or by writing or calling Reebok at the following address or telephone number:

Reebok International Ltd.

1895 J.W. Foster Boulevard

Canton, Massachusetts 02021

Telephone: (781) 401-5000

Attn: Office of Investor Relations

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Comments of Mr. Watchmaker:

Earlier today we announced our intention to commence an Exchange Offer for our outstanding $350 million convertible debentures. We are launching the Exchange Offer as a result of the adoption by the Financial Accounting Standards Board (FASB) of EITF 04-8 which will, effective on December 15, 2004, change the accounting rules applicable to our existing debentures. Under the new rules, the existing debentures would be treated as dilutive even if they are not in-the-money and the conditions to conversion into common stock are not satisfied.

The new convertible debentures which we plan to offer in exchange for the old would pay cash to the holder for the principal amount of any debentures converted and stock to the holder for any premium due on conversion. Under EITF 04-8 we would not be required to include any shares issuable on conversion until the market price of our outstanding stock exceeds the conversion price which is $51.26. At that time we would only include the number of shares that would be issuable based on the market price of the stock in excess of $51.26.

We intend to complete the exchange offer before December 15, 2004, the effective date of the accounting rule change. Until the exchange is completed, it will not be possible to determine the amount of the existing debentures which will be tendered in exchange. I have been advised that, because the Exchange Offer has not commenced, I should not answer any questions about the terms of the Offer. Therefore, I won’t be able to expand on my prepared remarks about the Exchange Offer. Once the Offer has been filed with the SEC, which we anticipate will happen later next week, all the terms of the Exchange Offer will be publicly available.

With respect to our 2004 earnings guidance, last quarter we indicated that our goal for the second half of 2004 was to increase our sales during that period in the range of 10% from the prior year’s comparable period including The Hockey Company and in the mid single-digit range excluding them. In addition, due to the uncertainty at that time surrounding where the accounting rules were going regarding contingently convertible debentures, we gave guidance with and without the benefit of the lower number of shares which would be used in the earnings per share calculation. Based on our results for the quarter and our goals for the balance of the year, we are re-affirming our previous guidance. That guidance was that earnings per share for 2004 would be in the range of $2.88 to $2.96 per share excluding the one-time charge for the early debt extinguishment and assuming the full benefit of the reduced shares from the contingently convertible debentures. As I noted earlier, while we intend to commence an exchange offer for the existing debentures which would, if successful, allow us to use the reduced shares in our earnings per share calculation, it is not possible at this time to determine the ultimate outcome of the exchange offer.

As I noted last quarter, if we were to exclude from our EPS calculation the benefit of the reduced shares from the contingently convertible debentures, we were and we still are comfortable with fully diluted earnings per share being in the range of $2.76 to $2.78 per share, excluding the effect of the one-time charge for the early debt extinguishment.

So in summary, if we are successful in achieving a full exchange of the debentures, we estimate full year earnings per share will be in the range of $2.88 to $2.96 per share. If no shares are exchanged, then we estimate our earnings per share will be in the $2.76 to $2.78 range. All of these exclude the second quarter 2004 charge for the early debt extinguishment.

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ITEM 12. EXHIBITS.

Exhibit Number	Document

(a)(1)	Press Release issued by Reebok International Ltd. on October 21, 2004.